CPM HOLDINGS, INC.
2975 Airline Circle
Waterloo, IA 50703
May 16, 2011
VIA FACSIMILE AND EDGAR
Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CPM Holdings, Inc.
Registration Statement on Form S-4
File No. 333-172207
Dear Ms. Ravitz:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CPM Holdings, Inc., CPM Acquisition Corp., CPM SA, LLC, CPM Wolverine Proctor, LLC, Crown Acquisition Corp. and Crown Iron Works Company (collectively, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, will become effective by 5:00 p.m. Eastern time, on Monday, May 16, 2011, or as soon thereafter as practicable.
          The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:
1.	should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

          It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Todd E. Bowen at (212) 506-2549, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours, CPM Holdings, Inc. CPM Acquisition Corp. CPM SA, LLC CPM Wolverine Proctor, LLC Crown Acquisition Corp. Crown Iron Works Company
By:	/s Douglas Ostrich
	Name:	Douglas Ostrich
	Title:	Chief Financial Officer

cc: Todd E. Bowen

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